John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone:  913.660.0778   Fax:  913.660.9157
john.lively@1940actlawgroup.com

May 10, 2012

Ms. Kathy Churko
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Brown Capital Management Mutual Funds (the “Trust”) (File Nos. 811-06199 and 33-37458)1

Dear Ms. Churko:

On June 9, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) its annual report for the fiscal year ending March 31, 2011 on Form N-CSR (the “Annual Report”). On April 23, 2012, you provided comments to me relating to the Annual Report. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1.
Comment:    The “management’s discussion of fund performance” for the EARNEST Partners Fixed Income Trust (“EPFIT”) discusses only the market conditions during the relevant time period and does not appear to discuss the factors that materially affected EPFIT’s performance during that period, including the investment strategies and techniques used by the EPFIT’s investment adviser.

Response:    The Trust will monitor more closely the disclosures contained in the management’s discussion of fund performance in future annual reports to ensure it address the elements of this disclosure requirement.

2.

Comment:    The management’s discussion of fund performance for each of the Brown Capital Management Small Company Fund (“SCF”) and the Brown Capital Management International Equity Fund (“IEF”) refers to performance numbers that do not appear tie to the 1-, 5-, and 10-year performance information presented for each fund later in the report. Please explain this discrepancy.

Response:    The Trust will monitor more closely the performance numbers for the 1, 5, and 10 year periods that are presented in the two locations in the report to ensure they are consistent. We believe, however, that the discrepancy exists only for the 1-year return for the SCF and the 5-year return for the IEF. Again, the Trust will monitor these types of disclosures more closely in the future.

1.
Note that as of as of the date of the Annual Report, the Brown Capital Management Funds and the EARNEST Partners Fixed Income Trust were each series portfolios of The Nottingham Investment Trust II (“NIT II”). The EARNEST Partners Fixed Income Trust reorganized out of NIT II and into the Touchstone Total Return Bond Fund effective July 27, 2011. The three Brown Capital Management Funds reorganized out of NIT II and into the Brown Capital Management Mutual Funds effective December 1, 2011.

Ms. Kathy Churko
U.S. Securities and Exchange Commission
May 10, 2012

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively